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NEWS RELEASE

THE LACLEDE GROUP
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                                        720 OLIVE STREET, ST. LOUIS, MO 63101


                                              CONTACT: Richard N. Hargraves
                                                        (314) 342-0652

FOR IMMEDIATE RELEASE
   January 24, 2002

THE LACLEDE GROUP ANNOUNCES FIRST-QUARTER EARNINGS

         ST. LOUIS, MO -- The Laclede Group, Inc. (NYSE: LG) today released its earnings report for the first quarter of its fiscal year 2002.
         Earnings for the quarter that ended December 31, 2001, were almost solely derived from the regulated activities of its largest subsidiary, Laclede Gas Company, Missouri's largest natural gas distribution company. Those utility earnings come from the sale of heating energy, which is heavily influenced by weather.
         Temperatures in the Laclede Gas service area during the quarter were the third warmest on record -- 21% warmer than normal. As a result, deliveries of natural gas to Laclede Gas customers were nearly 14 billion cubic feet less than in the near-record cold period last year, primarily due to reduced heating requirements. These lower gas sales volumes significantly impacted The Laclede Group's first-quarter earnings, which were 41 cents per share compared with last year's record first-quarter earnings of 98 cents per share.
         The first quarter of fiscal 2002 was 38% warmer than the same period last year, which was the second coldest such quarter on record. In addition to the effect of the colder weather and higher sales volumes last year, those first-quarter earnings also


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included a substantial benefit from our Gas Supply Incentive Program (GSIP).
However, the Missouri Public Service Commission decided to allow the highly successful GSIP to expire on September 30, 2001, despite its having provided significant benefits for customers and shareholders for the past five years. Laclede Gas has filed for rehearing and, while the issue has been brought up for decision on several occasions, there has been no official action to date.
         During this year's first quarter, Laclede Gas implemented new rate schedules, effective December 1, 2001, that are designed to increase annual utility base rates by about $15 million -- or about 48 cents per share over 12 months. The recent rate settlement also permits Laclede Gas to continue to retain all income earned from sales made outside of its traditional service area and further provides for retention of all revenues derived from the release of available pipeline capacity.
         The Laclede Group's recently announced acquisition of Indiana-based SM&P Utility Resources, Inc., one of the nation's largest underground locating and marking services, is expected to close by the end of this month. Thus it had no impact on The Laclede Group's earnings during the first quarter that ended December 31, 2001.
         As The Laclede Group previously reported, earnings for the fiscal year under normal weather conditions would be expected to be in the range of $1.67 to $1.72. In its prior earnings guidance, the Company reported that it anticipated lower earnings this fiscal year largely due to the warmer-than-normal weather experienced in its service area. That trend continued through the Company's first fiscal quarter, as such earnings were off by about 20 cents per share, overwhelmingly reflecting the impact of much warmer-than-normal weather during the period. The weather thus far in January 2002 also has

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been warmer than normal. As earnings are determined largely by the weather and gas usage in the winter season, the next few months will largely determine the results of the utility.

         Note: This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company's future operating results may be affected by various uncertainties and risk factors, many of which are beyond the Company's control, including weather conditions, governmental and regulatory policy and action, the competitive environment and economic factors. For a more complete description of these uncertainties and risk factors, see the Company's Form 10-K for the year ended September 30, 2001, filed with the Securities and Exchange Commission.



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                                     UNAUDITED

                         STATEMENTS OF CONSOLIDATED INCOME
THE LACLEDE GROUP, INC.
(In Thousands Except Per Share Amounts)
                                                           THREE MONTHS ENDED
                                                              DECEMBER 31,
                                                     ------------------------------
                                                          2001            2000
                                                          ----            ----

OPERATING REVENUES:
    Utility operating revenues                         $  183,211      $  322,556
    Non-utility operating revenues                         11,433          22,469
                                                     --------------  --------------
                     Total operating revenues             194,644         345,025
                                                     --------------  --------------

OPERATING EXPENSES:
    Utility operating expenses
         Natural and propane gas                          115,594         232,090
         Other operation expenses                          26,276          27,025
         Maintenance                                        4,314           4,520
         Depreciation and amortization                      6,582           6,484
         Taxes, other than income taxes                    12,899          17,296
                                                     --------------  --------------
             Total utility operating expenses             165,665         287,415
    Non-utility operating expenses                         11,663          21,863
                                                     --------------  --------------
                     Total operating expenses             177,328         309,278
                                                     --------------  --------------
OPERATING INCOME                                           17,316          35,747
OTHER INCOME AND INCOME DEDUCTIONS - NET                      924             992
                                                     --------------  --------------
INCOME BEFORE INTEREST AND INCOME TAXES                    18,240          36,739
                                                     --------------  --------------

INTEREST CHARGES:
    Interest on long-term debt                              5,205           4,377
    Other interest charges                                  1,359           3,215
                                                     --------------  --------------
                       Total interest charges               6,564           7,592
                                                     --------------  --------------
DIVIDENDS ON PREFERRED STOCK - LACLEDE GAS                     21              22
                                                     --------------  --------------
INCOME BEFORE INCOME TAXES                                 11,655          29,125
INCOME TAXES                                                3,936          10,630
                                                     --------------  --------------
NET INCOME APPLICABLE TO COMMON STOCK                  $    7,719      $   18,495
                                                     ==============  ==============


AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                18,878          18,878
EARNINGS PER SHARE OF COMMON STOCK                           $.41            $.98


NOTE: CERTAIN PRIOR-PERIOD AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO
      CURRENT-YEAR PRESENTATION.
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